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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4 )*

IMMEDIATEK, INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
45252S 30 6
(CUSIP Number)
Robert S. Hart, Esq.
5424 Deloache Avenue
Dallas, Texas 75220
(214) 378-5301
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 7, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	45252S 30 6	Page	2	of	8 Pages

1	NAMES OF REPORTING PERSONS Radical Holdings LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC & OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,400,182 (a)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

10,400,182 (a)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,400,182 (a)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

97.1%(a)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(a) Includes 10,171,099 shares of common stock that are issuable upon the conversion of 4,392,286 shares of Series A Convertible Preferred Stock. The shares of Series A Convertible Preferred Stock are convertible at any time at the option of Radical Holdings LP, collectively, into that number of full shares of common stock representing 95% of the total common stock outstanding after giving effect to the conversion. The conversion price of the Series A Convertible Preferred Stock is subject to adjustment to effect such result upon conversion. The 10,171,099 shares of common stock issuable upon the conversion of 4,392,286 shares of Series A Convertible Preferred Stock and the percent of class ownership were calculated based upon 535,321 shares of common stock of Immediatek, Inc. outstanding on October 31, 2007.

CUSIP No.	45252S 30 6	Page	3	of	8 Pages

1	NAMES OF REPORTING PERSONS Radical Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,400,182 (a)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

10,400,182 (a)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,400,182 (a)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

97.1%(a)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(a) Includes 10,171,099 shares of common stock that are issuable upon the conversion of 4,392,286 shares of Series A Convertible Preferred Stock. The shares of Series A Convertible Preferred Stock are convertible at any time at the option of Radical Holdings LP, collectively, into that number of full shares of common stock representing 95% of the total common stock outstanding after giving effect to the conversion. The conversion price of the Series A Convertible Preferred Stock is subject to adjustment to effect such result upon conversion. The 10,171,099 shares of common stock issuable upon the conversion of 4,392,286 shares of Series A Convertible Preferred Stock and the percent of class ownership were calculated based upon 535,321 shares of common stock of Immediatek, Inc. outstanding on October 31, 2007.

CUSIP No.	45252S 30 6	Page	4	of	8 Pages

1	NAMES OF REPORTING PERSONS Mark Cuban

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	10,400,182 (a)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	97.1%(a)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
(a) Includes 10,171,099 shares of common stock that are issuable upon the conversion of 4,392,286 shares of Series A Convertible Preferred Stock. The shares of Series A Convertible Preferred Stock are convertible at any time at the option of Radical Holdings LP, collectively, into that number of full shares of common stock representing 95% of the total common stock outstanding after giving effect to the conversion. The conversion price of the Series A Convertible Preferred Stock is subject to adjustment to effect such result upon conversion. The 10,171,099 shares of common stock issuable upon the conversion of 4,392,286 shares of Series A Convertible Preferred Stock and the percent of class ownership were calculated based upon 535,321 shares of common stock of Immediatek, Inc. outstanding on October 31, 2007.

CUSIP No. 45252S 30 6	SCHEDULE 13D	Page 5 of 8 Pages
This Amendment No. 4 to Schedule 13D amends and supplements the Schedule 13D jointly filed by Radical Holdings LP, Radical Management, LLC, Radical Investments LP, Radical Fund Management LLC, Radical Incubation LP, Radical Incubation Management LLC and Mark Cuban with the Securities and Exchange Commission (the “Commission”) on February 3, 2006, as amended and supplemented by Amendment No. 1 to Schedule 13D filed with the Commission on March 15, 2006, Amendment No. 2 to Schedule 13D filed with the Commission on October 17, 2006 and Amendment No. 3 to Schedule 13D filed with the Commission on September 6, 2007 (as amended and supplemented, collectively, the “Schedule 13D”), relating to the common stock, $0.001 par value per share, of Immediatek, Inc., a Nevada corporation. Initially capitalized terms used herein that are not otherwise defined herein shall have the same meanings attributed to them in the Schedule 13D. Except as expressly provided for herein, all Items of the Schedule 13D remain unchanged.
Item 1. Security and Issuer
Item 1 is hereby amended and restated in its entirety to read as follows:
This Statement on Schedule 13D (as amended and supplemented, this “Statement” or this “Schedule 13D”) relates to 10,400,182 shares of common stock, $0.001 par value per share (the “Common Stock”), of Immediatek, Inc., a Nevada corporation (the “Company”). Includes 10,171,099 shares of Common Stock that are issuable upon the conversion of 4,392,286 shares of Series A Convertible Preferred Stock of the Company. The shares of Series A Convertible Preferred Stock are convertible, at any time at the option of Radical Holdings LP, a Texas limited partnership (the “Partnership”), collectively, into that number of full shares of Common Stock representing 95% of the total Common Stock outstanding after giving effect to the conversion. The conversion price of the Series A Convertible Preferred Stock is subject to adjustment to effect such result upon conversion. The 10,171,099 shares of Common Stock was calculated based upon 535,321 shares of Common Stock outstanding on October 31, 2007.
The Company’s principal executive office is located at 320 South Walton, Dallas, Texas 75226.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 is hereby supplemented to read as follows:
On November 7, 2007, the Partnership purchased 53,615 shares of Common Stock for an aggregate purchase price of $160,845 from Paul Marin, the former President and Secretary of the Company, pursuant to a Stock Purchase Agreement (See “Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer” below). The Partnership made this purchase utilizing funds from its available working capital.
Item 5. Interest in Securities of the Issuer
Item 5 is hereby amended and restated in its entirety to read as follows:
As of November 7, 2007, the Partnership was the beneficial owner of 10,400,182 shares of Common Stock, which represents 97.1% of the Common Stock. This includes 10,171,099 shares of Common Stock that are issuable upon the conversion of 4,392,286 shares of Series A Convertible Preferred Stock. The shares of Series A Convertible Preferred Stock are convertible, at any time at the option of the Partnership, collectively, into that number of full shares of Common Stock representing 95% of the total Common Stock outstanding after giving effect to the conversion. The conversion price of the Series A Convertible Preferred Stock is subject to adjustment to effect such result upon conversion. The 10,171,099 shares of Common Stock issuable upon the conversion of 4,392,286 shares of Series A Convertible Preferred Stock and the percentage ownership were calculated based upon 535,321 shares of Common Stock outstanding on October 31, 2007, according to information provided to the Reporting Persons by the Company.

CUSIP No. 45252S 30 6	SCHEDULE 13D	Page 6 of 8 Pages
The holders of the shares of Series A Convertible Preferred Stock are entitled to vote on all matters required or permitted to be voted upon by the stockholders of the Company. Each holder of shares of Series A Convertible Preferred Stock is entitled to the number of votes equal to the largest number of full shares of Common Stock into which all shares of Series A Convertible Preferred Stock held by that holder could be converted. Except as required by law on matters requiring class voting, the holders of the Series A Convertible Preferred Stock and Common Stock vote together as a single class. The Certificate of Designation, Rights and Preferences of Series A Convertible Preferred Stock (the “Certificate of Designation”), which describes the terms of the Series A Convertible Preferred Stock, is filed as Exhibit 3.1 to this Schedule 13D and incorporated herein by reference.
The General Partner, as the general partner of the Partnership, has the power to vote, or to direct the vote of, and the power to dispose, or to direct the disposition of, the shares of Common Stock, the shares of Series A Convertible Preferred Stock and the shares of Common Stock acquirable upon conversion of the Series A Convertible Preferred Stock on behalf of the Partnership. The General Partner, the Principal and the Officers may be deemed to have beneficial ownership of these securities. The General Partner, the Principal and the Officers disclaim beneficial ownership of these securities, except to the extent of their respective pecuniary interests therein.
On November 7, 2007, the Partnership purchased 53,615 shares of Common Stock at a purchase price of $3.00 per share from Paul Marin in a privately negotiated transaction governed by a Stock Purchase Agreement entered into by and among the Partnership and Paul and Carey Marin. Except for the purchase of Common Stock described in the immediately preceding sentence, none of the Reporting Persons has effected any transactions in the securities of the Company during the past 60 days.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is hereby supplemented to read as follows:
Marin Stock Purchase Agreement: Pursuant to the Investor’s Rights Agreement, the Partnership has the right to purchase any or all of the securities of the Company that Mr. Marin proposes to sell or otherwise transfer on the same terms and conditions as the proposed sale or transfer. Mr. Marin originally proposed to sell ten percent of the shares of Common Stock owned by him to a third-party, and the Partnership notified him of its election to exercise its right of purchase under the Investor’s Rights Agreement. Mr. Marin then offered to sell to the Partnership all of the shares of Common Stock owned by him, or 53,615 shares of Common Stock. On November 7, 2007, the Partnership and Paul and Carey Marin entered into a Stock Purchase Agreement (the “Marin Stock Purchase Agreement”), whereby the Partnership purchased from Mr. Marin 53,615 shares of Common Stock for an aggregate purchase price of $160,845, or $3.00 per share of Common Stock. This summary description of the Marin Stock Purchase Agreement is not intended to be complete and is qualified in its entirety to the full text of that agreement, a copy of which is filed as Exhibit 8.1 to this Schedule 13D and incorporated herein by reference.

CUSIP No. 45252S 30 6	SCHEDULE 13D	Page 7 of 8 Pages
Item 7. Material to Be Filed as Exhibits
Item 7 is hereby supplemented as follows:

Exhibit
Number	Description of Exhibit

8.1	Stock Purchase Agreement, dated November 7, 2007, by and among Radical Holdings LP and Carey and Paul Marin.

CUSIP No. 45252S 30 6	SCHEDULE 13D	Page 8 of 8 Pages
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 7, 2007	RADICAL HOLDINGS LP,
a Texas limited partnership

	By:	Radical Management, LLC,
a Texas limited liability company,
its general partner

		By:	/s/ MARK CUBAN

		Name:	Mark Cuban
		Title:	President

RADICAL MANAGEMENT, LLC,
a Texas limited liability company

	By:	/s/ MARK CUBAN

	Name:	Mark Cuban
	Title:	President

/s/ MARK CUBAN

Mark Cuban